Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Clorox’s ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended		Year Ended June 30,
(In millions, except ratios)	9/30/2014	9/30/2013	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes	$218	$211	$884	$852	$778	$533	$803

Deductions:
Earnings of equity investees	(4)	(3)	(15)	(15)	(14)	(12)	(12)

Additions:
Amortization of capitalized interest	—	—	—	0	0	0	1
Distributed income from equity investees	1	—	12	12	11	10	9

Subtotal	215	208	881	849	775	531	801

Interest expense	26	26	103	122	125	123	139
Estimated portion of rental expense attributable to interest	6	6	23	23	22	20	19

Total fixed charges	32	32	126	145	147	143	158

Earnings available to cover fixed charges	$247	$240	$1,007	$994	$922	$674	$959

Ratio of earnings to fixed charges	8x	8x	8x	7x	6x	5x	6x